UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

Apollo S3 Private Markets Fund

(Name of Issuer)

Class I common shares of beneficial interest, no par value per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Ryan P. Brizek

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Apollo Principal Holdings B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,220,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,220,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,220,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Apollo S3 Holdings (ASPM AIV), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,996,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,996,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,996,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Apollo S3 Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,996,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,996,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,996,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Sliders Advisors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,996,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,996,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,996,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS APH Holdings (DC), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,996,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,996,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,996,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.9%
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Apollo Principal Holdings B GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,216,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,216,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.3%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS APO Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,216,480
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,216,480
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,216,480
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80.3%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to Class I common shares of beneficial interest, no par value per share (the “Class I Shares”), of Apollo S3 Private Markets Fund, a Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

Item 2.	Identity and Background

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of:

•	Apollo Principal Holdings B, L.P. (“Holdings”), a Delaware limited partnership with a principal business address of 9 West 57th Street, New York, NY 10019;

•	Apollo S3 Holdings (ASPM AIV), L.P. (“Apollo S3 AIV”), a Delaware limited partnership with a principal business address of 9 West 57th Street, New York, NY 10019;

•	Apollo S3 Advisors, L.P. (“S3 Advisors”), a Cayman Islands limited partnership with a principal business address of 190 Elgin Avenue, George Town, Grand Cayman, E9 KY1-9808;

•	Sliders Advisors GP, LLC (“Sliders”), a Delaware limited liability company with a principal business address of 9 West 57th Street, New York, NY 10019;

•	APH Holdings (DC), L.P. (“APH”), a Cayman Islands limited partnership with a principal business address of 190 Elgin Avenue, George Town, Grand Cayman, E9 KY1-9808;

•	Apollo Principal Holdings B GP, LLC (“Holdings GP”), a Delaware limited liability company with a principal business address of 9 West 57th Street, New York, NY 10019; and

•	APO Corp. (“APO”), a Delaware corporation with a principal business address of 100 West Putnam Avenue, Greenwich, CT 06830.

Holdings directly holds 1,224,480 Class I Shares. Apollo S3 AIV directly holds 1,996,000 Class I Shares. S3 Advisors is the general partner of Apollo S3 AIV. The general partner of S3 Advisors is Sliders. The sole member of Sliders is APH. Holdings GP is the general partner of each of Holdings and APH. The sole member of Holdings GP is APO.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

Information regarding each director and executive officer of APO is set forth on Schedule I attached hereto.

During the last five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The information set forth in Items 4, 5 and 6 hereof is hereby incorporated by reference into this Item 3.

On December 14, 2023, Apollo Principal Holdings VIII, L.P. purchased 4,000 Class I Shares for an aggregate purchase price of $100,000, or $25.00 per share. On September 30, 2024, pursuant to an internal reorganization, Holdings became the successor-in-interest to Apollo Principal Holdings VIII, L.P. This internal reorganization did not involve any purchase or sale of securities of the Issuer.

On October 11, 2024, the Issuer issued 1,220,480 Class I Shares, for an aggregate purchase price of $30,512,000, to Holdings on such date at $25.00 per Class I Share. The Class I Shares were paid for from Holdings’ invested capital. On October 11, 2024, the Issuer issued 1,996,000 Class I Shares, for an aggregate purchase price of $49,900,000, to Apollo S3 AIV on such date at $25.00 per Class I Share. The Class I Shares were paid for from Apollo S3 AIV’s invested capital.

Item 4.	Purpose of the Transaction

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All of the securities that are held directly by Holdings and Apollo S3 and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

This Schedule 13D is occasioned solely by the Reporting Persons’ beneficial ownership of more than 5% of the presently outstanding Class I Shares of the Issuer as a result of the investments described in the Item 3. The Reporting Persons’ ownership as a percentage of the outstanding Class I Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Class I Shares of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

When permitted by applicable law, the Reporting Persons may dispose of some or all of their Class I Shares, from time to time, by tendering such Class I Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

Apollo S3 RIC Management, L.P. (the “Adviser”) is the Issuer’s investment adviser and is a registered investment adviser with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The Adviser is responsible for, among other things, managing the Issuer’s day-to-day investment operations, all subject to oversight by the Issuer’s Board. Adviser is indirectly owned and controlled by APO.

Except as described herein, none of the Reporting Persons currently has any other plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of trustees of the Issuer or other third parties regarding such matters.

Item 5.	Interest in Securities of the Issuer

(a) and (b) Calculation of the percentage of the Class I Shares beneficially owned is based on 4,004,000 Class I Shares outstanding as of October 11, 2024, as disclosed by the Issuer to the Reporting Persons.

The aggregate number and percentage of the Class I Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Holdings directly holds 1,224,480 Class I Shares. Apollo S3 AIV directly holds 1,996,000 Class I Shares. S3 Advisors is the general partner of Apollo S3. The general partner of S3 Advisors is Sliders. The sole member of Sliders is APH. Holdings GP is the general partner of each of Holdings and APH. The sole member of Holdings GP is APO. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class I Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership of such Class I Shares and any assertion or presumption that they and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons, to the best of the knowledge of such persons, has effected any transaction in the Class I Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class I Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 hereof is hereby incorporated by reference into this Item 6.

Except for the matters described herein, the Reporting Persons have no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2024

Apollo Principal Holdings B, L.P.,
By: Apollo Principal Holdings B GP, LLC, its general partner

By:	/s/ Kristin Hester
Name: Kristin Hester
Title: Vice President

Apollo S3 Holdings (ASPM AIV), L.P.
By: Apollo S3 Advisors, L.P., its general partner
By: Sliders Advisors GP, LLC, its general partner

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Apollo S3 Advisors, L.P.
By: Sliders Advisors GP, LLC

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

Sliders Advisors GP, LLC

By:	/s/ James Elworth
Name: James Elworth
Title: Vice President

APH Holdings (DC), L.P.
By: Apollo Principal Holdings B GP, LLC, its general partner

By:	/s/ Kristin Hester
Name: Kristin Hester
Title: Vice President

Apollo Principal Holdings B GP, LLC

By:	/s/ Kristin Hester
Name: Kristin Hester
Title: Vice President

APO Corp.

By:	/s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President

Schedule I

Executive Officers and Directors of APO Corp

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Scott Kleinman, Co-President	Executive officer, manager and director of APO Corp. and other related investment managers and advisors.	9 West 57th Street, New York, New York 10019	United States

James Zelter, Co-President	Executive officer, manager and director of APO Corp. and other related investment managers and advisors.	9 West 57th Street, New York, New York 10019	United States

Johannes Worsoe, Chief Financial Officer	Executive officer, manager and director of APO Corp. and other related investment managers and advisors.	9 West 57th Street, New York, New York 10019	United States